Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND
YEAR ENDED DECEMBER 31, 2014

Athens, Greece, February 4, 2015 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and year ended December 31, 2014.

•	Voyage revenues of $120.9 million and $484.0 million for the three months and the year ended December 31, 2014, respectively.

•	Voyage revenues adjusted on a cash basis of $121.7 million and $491.0 million for the three months and the year ended December 31, 2014, respectively.

•	Adjusted EBITDA of $82.7 million and $343.2 million for the three months and the year ended December 31, 2014, respectively.

•	Net income of $30.8 million and $115.1 million for the three months and the year ended December 31, 2014, respectively.

•	Net income available to common stockholders of $27.7 million or $0.37 per share and $103.2 million or $1.38 per share for the three months and the year ended December 31, 2014, respectively.

•	Adjusted Net income available to common stockholders of $30.8 million or $0.41 per share and $122.9 million or $1.64 per share for the three months and the year ended December 31, 2014, respectively.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

New Business Developments – Dividend increase

•
The management of the Company announced that it will recommend to the Board of Directors that the Board approve a dividend increase, beginning with the first quarter 2015 dividend, raising the quarterly dividend from $0.28 to $0.29 per common share.(1)

•
In December 2014, we entered into a financing agreement with a leading Chinese financial institution regarding the five 14,000 TEU vessels ordered from Samsung Heavy Industries and chartered to Evergreen. The financing is under the structure of a sale and leaseback transaction.

•
In December 2014, the Company purchased the 2004-built, 2,586 TEU containership Lakonia for a price of $8.2 million. The vessel was delivered on December 18, 2014. The Company agreed to charter the vessel to Evergreen, for a period of approximately two years at a daily rate of $8,600. The vessel is expected to commence its charter beginning March 2015.

Dividend Payments

•
On January 5, 2015, we declared a dividend of $0.476563 per share on our Series B Preferred Stock and a dividend of $0.531250 per share on our Series C Preferred Stock, both paid on January 15, 2015, to holders of record on January 14, 2015.

•
On January 6, 2015, we declared a dividend for the fourth quarter ended December 31, 2014, of $0.28 per share on our common stock, payable on February 4, 2015, to stockholders of record on January 21, 2015. This will be the Company’s seventeenth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

In October 2014, Costamare Partners LP, a limited partnership and wholly owned subsidiary of the Company (the “MLP”), filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) for an initial public offering of common units representing limited partnership interests in the MLP. The registration statement relating to the initial public offering of the MLP’s securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

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(1)
The declaration and amount of a dividend is subject to the discretion of the Board, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the fourth quarter of the year, the Company continued to deliver positive results.

In December we concluded, with a leading Chinese financial institution, the financing of the five 14,000 TEU newbuildings chartered to Evergreen with delivery in 2016. The transaction was on a sale and leaseback basis and finances our pre-delivery instalments to the shipyard, releasing additional equity for further transactions.

Recently we acquired the 2004-built, 2,586 TEU containership Lakonia for a price of $8.2 million. The vessel has been chartered to Evergreen for a period of approximately two years.

While still growing and planning to grow further during 2015, in line with our commitment to provide our shareholders with sustainable and increasing returns, Management will recommend to the Board of Directors a dividend increase beginning with the first quarter 2015 and raising the quarterly dividend from $0.28 to $0.29 per common share.

We continue to execute successfully on our growth strategy. Our cash on balance sheet, coupled with debt free assets, low leverage and positive cash flow from operations allow us to continue to grow selectively and on healthy grounds.”

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2013	2014	2013	2014

Voyage revenue	$414,249	$483,995	$112,549	$120,866
Accrued charter revenue (1)	$14,976	$7,023	$4,303	$782
Voyage revenue adjusted on a cash basis (2)	$429,225	$491,018	$116,852	$121,648

Adjusted EBITDA (3)	$282,414	$343,195	$75,692	$82,734

Adjusted Net Income available to common stockholders (3)	$108,846	$122,938	$30,477	$30,799
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Adjusted Earnings per share (3)	$1.46	$1.64	$0.41	$0.41

EBITDA (3)	$275,119	$327,459	$71,116	$80,913
Net Income	$103,087	$115,087	$26,852	$30,800
Net Income available to common stockholders	$101,551	$103,178	$25,901	$27,722
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Earnings per share	$1.36	$1.38	$0.35	$0.37

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the years and three-month periods ended December 31, 2014 and 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2013	2014	2013	2014

Net Income	$103,087	$115,087	$26,852	$30,800
Earnings allocated to Preferred Stock	(1,536)	(11,909)	(951)	(3,078)
Net Income available to common stockholders	101,551	103,178	25,901	27,722
Accrued charter revenue	14,976	7,023	4,303	782
Gain on sale/disposal of vessels	(518)	(2,543)	-	-
Swaps breakage costs	-	10,192	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	6,082	-	1,177
Amortization of prepaid lease rentals	-	4,024	-	1,256
Realized (Gain) / Loss on Euro/USD forward contracts	(615)	451	-	388
Gain / (Loss) on derivative instruments	(6,548)	(5,469)	273	(526)
Adjusted Net income available to common stockholders	$108,846	$122,938	$30,477	$30,799
Adjusted Earnings per Share	$1.46	$1.64	$0.41	$0.41
Weighted average number of shares	74,800,000	74,800,000	74,800,000	74,800,000

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income before earnings allocated to preferred stock, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain / (loss) on sale / disposals of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars)	2013	2014	2013	2014

Net Income	$103,087	$115,087	$26,852	$30,800
Interest and finance costs	74,533	95,562	17,610	19,961
Interest income	(543)	(815)	(95)	(284)
Depreciation	89,958	105,787	24,800	26,942
Amortization of prepaid lease rentals	-	4,024	-	1,256
Amortization of dry-docking and special survey costs	8,084	7,814	1,949	2,238
EBITDA	275,119	327,459	71,116	80,913
Accrued charter revenue	14,976	7,023	4,303	782
Gain on sale / disposal of vessels (1)	(518)	(2,543)	-	-
Swaps breakage costs	-	10,192	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	6,082	-	1,177
Realized (Gain) / Loss on Euro / USD forward contracts	(615)	451	-	388
Gain / (Loss) on derivative instruments	(6,548)	(5,469)	273	(526)
Adjusted EBITDA	$282,414	$343,195	$75,692	$82,734

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale / disposals of vessels, realized gain / (loss) on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is  included in equity loss on investments, and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.